Exhibit 21.1

Principal Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
AiHuiShou International Company Limited	Hong Kong
AHS Device Hong Kong Limited	Hong Kong
Shanghai Aihui Trading Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Shanghai Yueyee Network Information Technology Co., Ltd.	PRC
Shenzhen Lvchuang Network Technology Co., Ltd.	PRC

Subsidiary of Consolidated Variable Interest Entity	Place of Incorporation
Shanghai Yueyi Network Information Technology Co., Ltd.	PRC
Changzhou Yueyi Network Information Technology Co., Ltd.	PRC